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19007213

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:D REPORT
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SEC FILE NUMBER
8-48842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guggenheim Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Monroe
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abbey Helmetag (312) 357-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
MAR 04 2019
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Julie Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Funds Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Brandon Moorhead
Notary Public
State of Kansas
My Appt. Expires 8/24/2022

Julie Jacques
Signature

Chief Financial Officer
Title

Brandon Moorhead
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

December 31, 2018

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Guggenheim Funds Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guggenheim Funds Distributors, LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
March 1, 2019

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	31,628,943
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		3,391,671
Securities owned, at fair value		10,396,364
Due from customer		391,595
Accounts receivable		10,572,486
Receivable from Parent, net		419,158
Receivable from affiliates		4,163,568
Fixed assets, net of accumulated depreciation		153,050
Other assets		2,396,526
Total assets	$	63,613,361
Liabilities and Member's Equity		
Liabilities		
Accrued compensation	$	9,786,733
Accounts payable and other accrued liabilities		8,992,545
Due to broker-dealers and clearing organizations		1,887,301
Payable to affiliates		1,536,269
Total liabilities		22,202,848
Member's equity		41,410,513
Total liabilities and member's equity	$	63,613,361

See accompanying notes to statement of financial condition.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2018

(1) Organization and Nature of Business

Guggenheim Funds Distributors, LLC (the Company) acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company serves as the distributor of affiliated mutual funds and variable insurance trusts. The Company is a wholly owned subsidiary of Guggenheim Funds Services, LLC (the Parent). Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of the Company.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) and is a member of the Municipal Securities Rulemaking Board.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of 90 days or less.

(d) Deposits with Clearing Organizations

Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

(e) Accounts Receivable

Accounts receivable consists primarily of evaluation and surveillance fees on unit investment trusts, servicing fees on closed-end and mutual funds and creation and development fees on unit investment trusts.

(f) Fixed Assets

Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis using estimated useful lives of the assets, ranging from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful lives of the improvements or the term of the lease.

(g) Due to Broker-Dealers and Clearing Organizations and Due from Customer

In its capacity as a sponsor of unit investment trusts, the Company records amounts due to broker-dealers and clearing organizations for unsettled sales transactions of securities and unit investment trusts. The Company also records amounts due from customer for unsettled purchase transactions of securities and unit investment trusts.

(h) Income Taxes

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

Financial Accounting Standards Board (FASB) ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2018. Further, as of December 31, 2018, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(i) Unit-Based Compensation

The Company accounts for unit-based compensation under Accounting Standards Codification (ASC) Topic 718, *Compensation – Stock Compensation* (ASC 718). Awards with graded vesting are treated as a single award (although the Company may value each tranche separately).

(j) New Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also requires additional

disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. Topic 606 permits the use of either the retrospective or cumulative effect transition method. The FASB has issued several amendments to the standard, including principal versus agent guidance and identifying performance obligations. The Company adopted Topic 606 effective January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of that date. The adoption of Topic 606 did not have a material impact to the Company's statement of financial condition. No cumulative effect adjustment to retained earnings was recorded as a result of the adoption of Topic 606.

The Company elected the practical expedients permitted in the guidance to (i) exclude contracts with a duration of one year or less; and (ii) exclude variable consideration that is allocated entirely to unsatisfied performance obligations. Excluded variable consideration typically relates to contracts with a duration of one year or less and is generally constrained due to uncertainties.

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of related services, revenue is deferred until the performance obligations have been satisfied.

The Company had receivables related to contracts with customers of $15,094,176 at December 31, 2018, of which $10,456,210 is included in accounts receivable, and $4,637,966 is included in receivable from affiliates in the statement of financial condition. There were no impairments related to these receivables during the year.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (ASU 2016-02). This ASU, as amended, provides comprehensive guidance on the accounting and disclosure requirements for leases and increases transparency and comparability among organizations by requiring the recognition of all leases exceeding one year on the statement of financial condition. Most prominent among the changes in the standard is the recognition of right-of-use assets and lease liabilities by lessees for leases classified as operating leases under current GAAP. The right-of-use asset and lease liability will initially be measured based on the present value of the remaining rental payments. The guidance is effective for annual and interim periods beginning after December 15, 2018.

The Company will adopt the new lease standard in the first quarter of the 2019 fiscal year, with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company's implementation efforts have included identifying the population of contracts which will be within the scope of the standard and implementing internal controls and certain other process changes to enable the Company to comply with the accounting requirements of this guidance. Although a significant portion of the population of contracts subject to recognition on the statement of financial condition have been identified, their initial measurement remains under evaluation. While the Company has not yet completed its evaluation of the standard and the related impact on the financial statement, the Company believes the standard will not have a material impact on the statement of

financial condition. The most notable impact will be the recognition of right-of-use assets and lease liabilities for operating leases. The Company continues to evaluate the effect of ASU 2016-02, including the changes to the related disclosures.

(3) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2018.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2018.

The following table presents securities owned at fair value as of December 31, 2018:

Description	December 31, 2018	Quoted prices or identical assets in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Cash and cash equivalents				
Money market funds	$ 3,880,284	$ 3,880,284	$ —	$ —
Securities owned:				
Equity securities	300,495	300,495	—	—
Closed-end funds	276,080	276,080	—	—
Mutual funds	8,142,791	6,104,113	2,038,678	—
Fixed income unit investment trusts	863,189	—	863,189	—
Equity unit investment trusts	717,297	717,297	—	—
Investment measured at net asset value (1)	96,512	—	—	—
Total securities owned	10,396,364	7,397,985	2,901,867	
Total	$ 14,276,648	$ 11,278,269	$ 2,901,867	$ —

(1) This represents a closed-end fund investment that is measured at fair value using the net asset value per share (or its equivalent) practical expedient that has not been categorized in the fair value hierarchy. The closed-end fund conducts quarterly tender offers, at the discretion of the Board of Trustees. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Closed end funds, mutual funds and fixed income and equity unit investment trusts are investments managed or sponsored by the Company or an affiliate.

(4) Fixed Assets

Fixed assets consisted of the following at December 31, 2018:

Furniture	$	22,309
Office equipment		104,166
Leasehold improvements		113,217
		239,692
Less accumulated depreciation and amortization		(86,642)
	$	153,050

(5) Commitments

The Company leases office space under both cancellable and noncancelable operating leases with terms up to five years, expiring in 2020, with certain renewal options for similar terms. At December 31, 2018, the Company's future noncancelable minimum rental commitments based upon the terms under the operating leases were as follows:

2019	$	150,810
2020		30,554
Total	$	181,364

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under the contracts is not currently known as any such exposure would be based on future claims, which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

(6) Borrowings

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory as collateral to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 80% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. No borrowings were outstanding under this demand note as of December 31, 2018.

(7) Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are received generally over a three to five-month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells its deferred sales charge receivables to the Parent at each month-end. At December 31, 2018, $419,158 is included in receivable from Parent in the statement of financial condition.

As discussed herein, the Company has significant transactions with the Parent and affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has a service agreement with the Parent and certain affiliates under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing. At December 31, 2018, $996,330 is included in payable to affiliates in the statement of financial condition.

The Company has arrangements with certain affiliates whereby the Company and affiliates provide distribution services for mutual funds and private placements. At December 31, 2018, $4,637,966 is included in receivable from affiliates in the statement of financial condition.

Additionally, the Company will pay a certain affiliate an administrative fee for services provided by the respective employees of the affiliate under these arrangements. Amounts owed to the affiliate was $149,322 and is included in payable to affiliates in the statement of financial condition at December 31, 2018.

A portion of the mutual fund service fees earned by the Company is paid to third parties for the sale of its mutual fund shares. Amounts owed to affiliated parties under these arrangements was $622,009 and is included in accounts payable and other accrued liabilities in the statement of financial condition at December 31, 2018.

The Company and its affiliates may pay certain expenses on each other's behalf throughout the year in the normal course of business. At December 31, 2018, $390,617 for amounts owed to affiliates is included in payable to affiliates and $474,398 for net amounts owed to affiliates is included in receivable from affiliates in the statement of financial condition.

The Company has entered into arrangements with an affiliate whereby the affiliate provides investment advice to the Company in connection with the creation of certain unit investment trusts. In certain instances, the affiliate has discretionary authority to purchase securities on behalf of the Company. The affiliate does not currently charge a fee for these services.

(8) Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities

may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, on an ongoing basis, the credit standing of each counterparty with which it conducts business.

(9) Employee Benefit Plan

All participating employees are eligible to participate in the Guggenheim 401(k) plan.

(10) Unit-Based Compensation

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital, LLC Global Phantom Equity Plan and the Guggenheim Capital, LLC Equity Compensation Plan (the Plans). Participants are credited with phantom units that track the value of common units of Guggenheim.

Participants also receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are equity classified awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

(11) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the Rule). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital, as defined, of $25,527,496 which was $25,277,496 in excess of the minimum capital required to be maintained.

(12) Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2018, the Company holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3 and is included in cash segregated under federal regulations in the statement of financial condition.

(13) Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2019 which is the date the statement of financial condition was available to be issued and did not identify any subsequent events, which would require adjustment to or disclosure in the statement of financial condition.